82-5769

02 SEP -3 AM 11:02

UFJ Holdings, Inc

02049758

Address: UFJ Holdings, Inc.
1-1, Otemachi 1-chome, Chiyoda-ku,
Tokyo 100-8114, JAPAN
Facsimile: 81-3-3212-5867
Telephone: 81-3-3212-5458

FACSIMILE TRANSMISSION COVER MEMORANDUM

DATE:	September 4, 2002
TO:	Office of International Corporate Finance Division of Corporate Finance Securities and Exchange Commission Attn.: Mr. Paul Dudek, Mail Stop 3-9
FACSIMILE NUMBER:	001-1-202-942-9624
FROM:	Emi Matsumoto, Group Planning Department
NUMBER OF PAGES:	4 (including this page)
RE:	Information Furnished Pursuant to 12g-3-2(b)

dlo 9/6

* If you do not receive all pages please contact us immediately.

UFJ

UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

September 4, 2002

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure

September 4, 2002
UFJ Holdings, Inc.

Establishment of a Subsidiary for Issuance of "Non-dilutive" Preference Shares

We hereby announce that UFJ Holdings, Inc. has resolved, at its board of directors' meeting held on September 4, 2002, to establish a wholly owned subsidiary in Cayman Islands named UFJ Capital Finance 4 Limited ("Cayman Subsidiary") as a vehicle to issue preference shares ("Non-dilutive Preference Shares").

The Non-dilutive Preference Shares, noncumulative perpetual preference shares issued by the Cayman Subsidiary, do not cause any dilution of the ordinary shares of UFJ Holdings, i.e. the Non-dilutive Preference Shares are not accompanied with conversion rights to these ordinary shares. The Non-dilutive Preference Shares are scheduled to be issued through private placements near the end of September 2001, after submission of a notification to and acceptance by the Financial Services Agency regarding the establishment of the Cayman Subsidiary.

This issuance aims to reinforce the capital adequacy of UFJ Holdings and UFJ Bank Limited (a wholly owned subsidiary of UFJ Holdings) through increasing the Tier I capital.

This press release is for the purpose of providing information only and does not constitute any invitation to any person to take any action.

Description of Non-dilutive Preference Shares

Issuer:	UFJ Capital Finance 4 Limited: Cayman Subsidiary, which is special purpose company to be newly established under the law of Cayman Islands
Issue Amount:	Approximately Yen 100 billion (plan)
Type of Security:	Noncumulative perpetual preference shares
Use of Proceeds:	To be provided for UFJ Bank as perpetual subordinated loans
Liquidation Preference:	The Non-dilutive Preference Shares are intended to provide holders with rights to liquidation preferences that are similar to those provided by UFJ Holdings' most senior preferred shares.
Method of Offering:	Private placements

Note: The terms and conditions of issue, including issue amount, shall be determined.

This press release is for the purpose of providing information only and does not constitute any invitation to any person to take any action.